Exhibit 99.1
Shanda Games Reports Fourth Quarter and Full Year 2009 Unaudited Results
-09Q4 Net Revenues Increased 39% YoY and 5% QoQ to US$195.7 Million, Net Income Increased 44%
YoY and 13% QoQ to US$60.8 Million, Diluted Earnings per ADS US$0.20
-Full Year 2009 Net Revenues Increased 42% YoY to US$704.0 Million, Net Income Increased 55%YoY to
US$212.8 Million, Diluted Earnings per ADS US$0.76
Shanghai, China—March 1, 2010—Shanda Games Limited (“Shanda Games”, or the “Company”) (NASDAQ: GAME), a leading online game developer, operator and publisher in China, today announced its unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2009.
Fourth Quarter 2009 Financial Highlights(1)
•	Net revenues increased 39% year-over-year and 5% quarter-over-quarter to a record high of RMB1,336.2 million (US$195.7 million).

•
Massively multi-player online role-playing games (MMORPGs) revenues increased 44% year-over-year and 8% quarter-over-quarter to RMB1,270.2 million (US$186.0 million). Active paying accounts (APA) increased 4% quarter-over-quarter to 9.42 million, and average monthly revenue per active paying account (ARPU) increased 4% quarter-over-quarter to RMB45.0.

•
Advanced casual games revenues decreased 14% year-over-year and 28% quarter-over-quarter to RMB63.3 million (US$9.3 million). The sequential decline was mainly attributable to the seasonality effect in the fourth quarter of 2009. As a result, APA decreased 16% quarter-over-quarter to 1.01 million, and ARPU decreased 14% quarter-over-quarter to RMB20.8.

•
US GAAP operating income increased 33% year-over-year and 14% quarter-over-quarter to RMB481.6 million (US$70.5 million). Operating margin was 36.0% in the fourth quarter of 2009, compared to 37.8% in the fourth quarter of 2008 and 33.1% in the third quarter of 2009.

•
Non-GAAP(2) operating income, defined as operating income excluding share-based compensation, increased 39% year-over-year and 3% quarter-over-quarter to RMB513.6 million (US$75.2 million). Non-GAAP operating margin was 38.4% in the fourth quarter of 2009, compared with 38.5% in the fourth quarter of 2008 and 39.0% in the third quarter of 2009.

•
US GAAP net income attributable to ordinary shareholders increased 44% year-over-year and 13% quarter-over-quarter to RMB415.2 million (US$60.8 million). US GAAP earnings per diluted ADS were RMB1.44 (US$0.20), compared with RMB1.04 in the fourth quarter of 2008 and RMB1.32 in the third quarter of 2009.

•
Non-GAAP(2) net income attributable to ordinary shareholders increased 52% year-over-year and 1% quarter-over-quarter to RMB447.2 million (US$65.5 million). Non-GAAP earnings per diluted ADS were RMB1.54 (US$0.22), compared with RMB1.08 in the fourth quarter of 2008 and RMB1.58 in the third quarter of 2009.

Full Year 2009 Financial Highlights(1)
•	Net revenues increased 42% to RMB4,806.7 million (US$704.0 million) compared to 2008.

•	MMORPGs revenues increased 50% to RMB4,476.7 million (US$655.6 million) compared to 2008. Advanced casual games revenues decreased 14% to RMB310.4 million (US$45.5 million) compared to 2008.

•	US GAAP operating income increased 50% to RMB1,734.4 million (US$254.0 million) compared to 2008. Operating margin increased from 34.3% in 2008 to 36.1% in 2009.

•	Non-GAAP(2) operating income increased 58% to RMB1,860.2 million (US$272.4 million) compared to 2008. Non-GAAP(2) operating margin increased from 34.9% in 2008 to 38.7% in 2009.

•
US GAAP net income attributable to ordinary shareholders increased 55% to RMB1,453.0 million (US$212.8 million). US GAAP earnings per diluted ADS for 2009 were RMB5.20 (US$0.76), up 53% from RMB3.40 in 2008.

•
Non-GAAP(2) net income attributable to ordinary shareholders increased 65% to RMB1,578.8 million (US$231.2 million) compared to 2008. Non-GAAP earnings per diluted ADS in 2009 were RMB5.64 (US$0.82), up 62% from RMB3.48 in 2008.

(1) The conversion of Renminbi (RMB) into U.S. dollars in this release is based on RMB6.8282 to US$1.00 as published by the People’s Bank of China on December 31, 2009. The percentages stated in this press release are calculated based on the RMB amounts.
(2) Non-GAAP measures are disclosed and reconciled to the corresponding GAAP measures in the section below titled “Non-GAAP Financial Measures”.
“Fiscal year 2009 closed with another quarter of solid results as Shanda Games’ portfolio continued to show strong performance,” said Mr. Alan Tan, Chairman and CEO of Shanda Games. “Looking into 2010, while continuing to focus on enhancing our existing game titles, we also look forward to the launch of a series of new games later this year to expand our user base and depth of content. Additionally, we will continue our efforts to improve R&D capabilities and enhance operating efficiency, driving innovation for future growth. With a deep bench of talent and clear strategy for growth, we are confident in Shanda Games’ long-term potential.”
Mr. Tan added, “Moreover, with the acquisition of Mochi Media, we look forward to enhancing our user base, expanding our content offering, and developing new revenue streams. The integration of Mochi Media’s business is well underway and we are focused on facilitating a smooth process.”
Conference Call and Webcast Notice
Shanda Games will host a conference call at 9:00 a.m. on March 1, 2010 Beijing/Hong Kong time (8:00 p.m. on February 28, 2010 Eastern Time), to discuss its fourth quarter and annual results. A live webcast of the conference call will be available on the Company’s investor relations website at http://ir.shandagames.com.

Fourth Quarter 2009 Financial Results(1)
Net Revenues. In the fourth quarter of 2009, Shanda Games reported net revenues of RMB1,336.2 million (US$195.7 million), representing an increase of 39% from RMB958.4 million in the fourth quarter of 2008 and 5% from RMB1,272.0 million in the third quarter of 2009.
Net revenues from MMORPGs were RMB1,270.2 million (US$186.0 million), representing an increase of 44% from RMB880.3 million in the fourth quarter of 2008 and 8% from RMB1,180.5 million in the third quarter of 2009. The sequential increase in MMORPG revenues was primarily driven by the continued growth of existing games and the full quarter contribution of Mir II Return, which was introduced in late third quarter of 2009. The number of APA for MMORPGs increased 4% sequentially to 9.42 million, and ARPU for MMORPGs increased 4% sequentially to RMB45.0.
Net revenues from advanced casual games were RMB63.3 million (US$9.3 million), representing a decrease of 14% from RMB73.6 million in the fourth quarter of 2008 and 28% from RMB87.4 million in the third quarter of 2009. The year-over-year decline was primarily due to declines in the Company’s two leading advanced casual games, one of which is now in the mature phase of its life cycle and the other which did not benefit from an expansion pack until December 2009. The quarter-over-quarter decline was primarily due to seasonality in advanced casual games for which the third quarter of each year is usually a high season with the summer holidays and ChinaJoy promotions. As a result, the number of APA for advanced casual games decreased 16% sequentially to 1.01 million, and ARPU decreased 14% sequentially to RMB20.8.
Other revenues in the fourth quarter of 2009 were RMB2.7 million (US$0.4 million), compared with RMB4.5 million in the fourth quarter of 2008 and RMB4.1 million in the third quarter of 2009.
Cost of Revenues. Cost of revenues for the fourth quarter of 2009 was RMB534.3 million (US$78.3 million), representing a 39% increase from RMB383.8 million in the fourth quarter of 2008 and a 3% increase from RMB518.0 million in the third quarter of 2009. Cost of revenues as a percentage of net revenues remained relatively flat at 40.0% in the fourth quarter of 2009, compared with 40.0% in the same period last year and 40.7% in the preceding quarter.
Gross Profit. Gross profit for the fourth quarter of 2009 was RMB801.9 million (US$117.4 million), representing a 40% increase from RMB574.6 million in the fourth quarter of 2008 and a 6% increase from RMB754.0 million in the third quarter of 2009. Gross margin was 60.0% in the fourth quarter of 2009, compared with 60.0% in the fourth quarter of 2008 and 59.3% in the third quarter of 2009.
Operating Expenses. Total operating expenses for the fourth quarter of 2009 were RMB320.3 million (US$46.9 million), an increase of 51% from RMB212.0 million in the fourth quarter of 2008 and a decrease of 4% from RMB332.8 million in the third quarter of 2009. The sequential decrease in operating expenses was mainly due to a decline in share-based compensation expense, partially offset by an increase in research and development expenses as the Company increased bonuses for developers during the fourth quarter of 2009.

Share-based compensation was RMB32.0 million (US$4.7 million) in the fourth quarter of 2009, compared with RMB6.4 million in the fourth quarter of 2008 and RMB75.4 million in the third quarter of 2009. The quarter-over-quarter decline in share-based compensation was primarily due to the recognition of an accumulated expense upon the consummation of the Company’s initial public offering during the third quarter.
In the fourth quarter of 2009, operating expenses represented 24.0% of revenues, compared with 22.1% in the fourth quarter of 2008 and 26.2% in the third quarter of 2009. Excluding share-based compensation expenses, operating expenses represented 21.6% of revenues in the fourth quarter of 2009, compared with 21.5% in the fourth quarter of 2008 and 20.2% in the third quarter of 2009.
Operating Income. Operating income for the fourth quarter of 2009 was RMB481.6 million (US$70.5 million), representing a 33% increase from RMB362.6 million in the fourth quarter of 2008 and a 14% increase from RMB421.2 million in the third quarter of 2009. Operating margin was 36.0% in the fourth quarter of 2009, compared to 37.8% in the fourth quarter of 2008 and 33.1% in the third quarter of 2009.
Non-GAAP(2) Operating Income. Non-GAAP operating income for the fourth quarter of 2009 was RMB513.6 million (US$75.2 million), compared with RMB369.0 million in the fourth quarter of 2008 and RMB496.6 million in the third quarter of 2009. Non-GAAP operating margin was 38.4% in the fourth quarter of 2009, compared with 38.5% in the fourth quarter of 2008 and 39.0% in the third quarter of 2009.
Other Income. Other income for the fourth quarter of 2009 was RMB73.3 million (US$10.7 million), compared with RMB2.2 million in the fourth quarter of 2008 and RMB58.1 million in the third quarter of 2009, primarily due to an increase in government subsidies received during the fourth quarter of 2009. Government subsidies totaled RMB76.8 million (US$11.2 million) in the fourth quarter of 2009, compared with RMB1.8 million in the fourth quarter of 2008 and RMB62.8 million in the third quarter of 2009.
Income Tax Expense. Income tax expense for the fourth quarter of 2009 was RMB128.4 million (US$18.8 million), as compared with RMB79.5 million in the fourth quarter of 2008 and RMB109.6 million in the third quarter of 2009.
Net Income Attributable to Ordinary Shareholders. Net income for the fourth quarter of 2009 was RMB415.2 million (US$60.8 million), an increase of 44% from RMB288.1 million in the fourth quarter of 2008 and an increase of 13% from RMB366.6 million in the third quarter of 2009. Earnings per diluted ADS in the fourth quarter of 2009 were RMB1.44 (US$0.20), which represents increases of 38% and 9% respectively from RMB1.04 in the fourth quarter of 2008 and RMB1.32 in the third quarter of 2009.
Non-GAAP(2) Net Income Attributable to Ordinary Shareholders. Non-GAAP net income for the fourth quarter of 2009 was RMB447.2 million (US$65.5 million), compared with RMB294.5 million in the fourth quarter of 2008 and RMB442.0 million in the third quarter of 2009. Non-GAAP earnings per diluted ADS in the fourth quarter of 2009 were RMB1.54 (US$0.22), compared with RMB1.08 in the fourth quarter of 2008 and RMB1.58 in the third quarter of 2009.

Cash, Cash Equivalent, Short-Term Investments, and Restricted Cash. The Company’s cash, cash equivalent, short-term investments, and restricted cash increased from RMB863.5 million as of December 31, 2008 to RMB2,611.6 million (US$382.5 million) as of December 31, 2009.
Full Year 2009 Financial Results
Net revenues for the full year 2009 were RMB4,806.7 million (US$704.0 million), representing an increase of 42% from RMB3,376.8 million in 2008.
Revenues from MMORPGs for the full year 2009 increased 50% year-over-year to RMB4,476.7 million (US$655.6 million), while revenues from advanced casual games decreased 14% year-over-year to RMB310.4 million (US$45.5 million).
Gross profit for the full year 2009 increased 52% year-over-year to RMB2,873.2 million (US$420.8 million). Gross margin was up from 55.9% in 2008 to 59.8% in 2009.
Operating income for the full year 2009 increased 50% year-over-year to RMB1,734.4 million (US$254.0 million). Operating margin was up from 34.3% in 2008 to 36.1% in 2009.
Net income attributable to ordinary shareholders for the full year 2009 was RMB1,453.0 million (US$212.8 million), an increase of 55% from RMB935.5 million in the full year 2008. Earnings per diluted ADS were RMB5.20 (US$0.76) for the full year 2009, an increase of 53% from RMB3.40 per diluted ADS for the full year 2008.
Non-GAAP net income attributable to ordinary shareholders for the full year 2009 was RMB1,578.8 million (US$231.2 million), an increase of 65% from RMB956.3 million in the full year 2008. Non-GAAP earnings per diluted ADS were RMB5.64 (US$0.82) for the full year 2009, an increase of 62% from RMB3.48 for the full year 2008.
Recent Business Highlights
On December 5, 2009, Shanda Games began closed-beta testing for MMORPG “Woool: Legend of Heros,” a sequel for one of the Company’s legacy games “Woool.”
On December 18, 2009, Shanda Games started open-beta testing of “TS2 Online,” the Company’s first turn-based MMORPG. “TS2 Online” is based upon the popular Chinese novel “The Romance of Three Kingdoms,” one of the four classic novels in China.

On January 8, Shanda Games announced the acquisition of Goldcool Games, a Shanghai-based online game developer and operator. Goldcool Games currently operates three MMORPGs, namely “Hades Realm,” “Dukes and Lords,” and “Zodiac Tales,” and has several MMORPGs in the pipeline, including “Hades Realm II,” “Dragon Heir,” and “Zodiac Tales Side Story.”
On January 8, Shanda Games obtained an exclusive license from Nexon Corporation, a leading game developer in Korea, to operate its shooting-based casual game “Bubble Fighter” in mainland China. “Bubble Fighter” continues the adventures of the primary characters from the world-renowned casual games “BnB” and “KartRider.”
On January 8, Shanda Games obtained an exclusive license to operate the fantasy 2D MMORPG “Mir III” in mainland China.
On January 12, Shanda Games announced an agreement to acquire Mochi Media, Inc., a leading platform for distributing and monetizing browser-based games worldwide.
Share Repurchase
The Company’s Board of Directors has approved a share repurchase program. Under the program, the Company is authorized to repurchase up to $150 million worth of its outstanding American Depositary Shares representing the ordinary shares of the Company from time to time over the next twenty four (24) months, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations. The share repurchases may be made on the open market, in block trades or otherwise and may include derivative transactions. The program may be suspended or discontinued at any time.
Note to the Financial Information
The unaudited financial information disclosed above is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2009 is still in progress. Adjustments to these preliminary financial statements may be identified during the audit, which could result in significant differences from this preliminary unaudited financial information.
Non-GAAP Financial Measures
To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted net income and adjusted earning per ADS, each of which is adjusted to exclude share-based compensation. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results.

These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the long-term growth of the Company, the success of any existing or future acquisitions or investments, the introduction of expansion packs to existing titles, the introduction and timing of new game titles, the future benefits brought by these new games and the future benefits brought by Mochi Media’s acquisition, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the localization and/or development of the MMORPGs and advanced casual games Shanda Games intends to release, the risk that such MMORPGs and advanced casual games, and any related expansion packs, are not well received by users in China, the risk that the games fail to be commercialized or the commercialized results fail to meet the expectations of end users, the risk that the Company fails to deliver long-term growth, the risk that the Company does not recognize the expected benefits or synergies from the acquisition of Mochi Media, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Registration Statement on form F-1. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
About Shanda Games
Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact
Investors:
Maggie Zhou, Investor Relations Manager
Shanda Games Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com
Media:
Courtney Shike (China)
Brunswick Group LLC
Phone: +86-10-6566-2256
Email: cshike@brunswickgroup.com
Kate Tellier (U.S.A.)
Brunswick Group LLC
Phone: +1-212-706-7879
Email: ktellier@brunswickgroup.com

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions)

	As of December 31,	As of December 31,
	2008	2009
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	628.9	1,799.1	263.5
Restricted cash	—	54.5	8.0
Short-term investments.	234.6	758.0	111.0
Marketable securities	2.8	9.2	1.3
Accounts receivable, net of allowance for doubtful accounts	7.3	18.5	2.7
Accounts receivable due from related parties	433.3	405.9	59.4
Deferred licensing fees and related costs	51.3	53.6	7.8
Prepayments and other current assets	48.8	112.8	16.6
Due from related parties (OR)	105.3	6.2	0.9
Deferred tax assets	70.4	79.6	11.7

Total current assets	1,582.7	3,297.4	482.9

Investment in affiliated companies	23.5	8.7	1.3
Property and equipment	93.0	139.8	20.5
Intangible assets	409.0	517.2	75.7
Goodwill	116.5	170.1	24.9
Long-term deposits	50.4	64.8	9.5
Other long term assets	134.3	113.4	16.6
Non-current deferred tax assets	34.7	16.1	2.4

Total assets	2,444.1	4,327.5	633.8

LIABILITIES
Current liabilities:
Short-term borrowings	—	15.0	2.2
Accounts payable	19.7	27.3	4.0
Accounts payable due to related parties	75.4	70.8	10.4
Licensing fees payable	203.2	224.5	32.9
Taxes payable	88.0	142.5	20.9
Deferred revenue	329.7	250.9	36.7
Other payables and accruals	155.4	433.5	63.5
Other payables due to related parties	262.7	19.9	2.9
Deferred tax liabilities	43.9	76.6	11.2

Total current liabilities	1,178.0	1,261.0	184.7

Long-term liability	—	6.1	0.9
Non-current deferred tax liabilities	28.5	31.2	4.6
Non-current deferred revenue	1.7	3.5	0.5

Total liabilities	1,208.2	1,301.8	190.7

Shareholders’ Equity
Ordinary shares	40.2	42.0	6.2
Additional paid-in capital	477.3	1,229.2	180.0
Statutory reserves	113.9	127.0	18.6
Accumulated other comprehensive gain	(87.0)	(58.6)	(8.7)
Retained earnings	552.6	1,480.2	216.8

Total Shanda Games Limited shareholders’ equity	1,097.0	2,819.8	412.9
Non-controlling interests	138.9	205.9	30.2

Total shareholders’ equity	1,235.9	3,025.7	443.1

Total liabilities and shareholders’ equity	2,444.1	4,327.5	633.8

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)

	For the three months period ended,
	December 31,	September 30,
	2008	2009	December 31, 2009
	RMB	RMB	RMB	US$
Net revenues:
Online MMORPGs game revenues	880.3	1,180.5	1,270.2	186.0
Online casual game revenues	73.6	87.4	63.3	9.3
Other revenues	4.5	4.1	2.7	0.4

Total net revenues	958.4	1,272.0	1,336.2	195.7

Cost of revenues	(383.8)	(518.0)	(534.3)	(78.3)

Gross profit	574.6	754.0	801.9	117.4

Operating expenses:
Product development	(70.2)	(82.3)	(105.5)	(15.5)
Sales and marketing	(74.2)	(122.3)	(129.3)	(18.9)
General and administrative	(67.6)	(128.2)	(85.5)	(12.5)

Total operating expenses	(212.0)	(332.8)	(320.3)	(46.9)

Income from operations	362.6	421.2	481.6	70.5
Interest income	5.5	6.3	8.5	1.2
Other income, net	2.2	58.1	73.3	10.7

Income before income tax expenses, equity in affiliated companies, and minority interests	370.3	485.6	563.4	82.4

Income tax expenses	(79.5)	(109.6)	(128.4)	(18.8)
Equity in earning (loss) of affiliated companies	0.7	(2.4)	(17.4)	(2.5)

Net income	291.5	373.6	417.6	61.1
Less: Net income attributable to non-controlling interests	(3.4)	(7.0)	(2.4)	(0.3)

Net income attributable to ordinary shareholders	288.1	366.6	415.2	60.8

Earnings per ordinary share
Basic	0.52	0.67	0.72	0.11
Diluted	0.52	0.66	0.72	0.10

Earnings per ADS
Basic	1.04	1.34	1.44	0.22
Diluted	1.04	1.32	1.44	0.20

Weighted average ordinary shares outstanding
Basic	550,000,000	550,283,554	576,087,000	576,087,000
Diluted	550,000,000	558,265,544	580,037,606	580,037,606

Weighted average ADS outstanding
Basic	275,000,000	275,141,777	288,043,500	288,043,500
Diluted	275,000,000	279,132,772	290,018,803	290,018,803

Reconciliation From Non-GAAP measures to GAAP measures
Non-GAAP Operation income	369.0	496.6	513.6	75.2
Share-based compensation cost	(6.4)	(75.4)	(32.0)	(4.7)
GAAP Operation income	362.6	421.2	481.6	70.5

Non-GAAP net income attributable to ordinary shareholders	294.5	442.0	447.2	65.5
Share-based compensation cost	(6.4)	(75.4)	(32.0)	(4.7)
GAAP net income attribute to ordinary shareholders	288.1	366.6	415.2	60.8

Non-GAAP diluted earnings per share	0.54	0.79	0.77	0.11
Share-based compensation cost per share	(0.02)	(0.13)	(0.05)	(0.01)

GAAP diluted earnings per share	0.52	0.66	0.72	0.10

Non-GAAP diluted earnings per ADS	1.08	1.58	1.54	0.22
Share-based compensation cost per ADS	(0.04)	(0.26)	(0.10)	(0.02)

GAAP diluted earnings per ADS	1.04	1.32	1.44	0.20

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)

	For the year ended,
	December 31,	December 31,
	2008	2009
	RMB	RMB	US$
Net revenues:
Online MMORPGs game revenues	2,987.8	4,476.7	655.6
Online casual game revenues	358.9	310.4	45.5
Other revenues	30.1	19.6	2.9

Total net revenues	3,376.8	4,806.7	704.0

Cost of revenues	(1,489.4)	(1,933.5)	(283.2)

Gross profit	1,887.4	2,873.2	420.8

Operating expenses:
Product development	(238.8)	(339.8)	(49.8)
Sales and marketing	(204.5)	(432.9)	(63.4)
General and administrative	(287.2)	(366.1)	(53.6)

Total operating expenses	(730.5)	(1,138.8)	(166.8)

Income from operations	1,156.9	1,734.4	254.0
Interest income	33.4	26.3	3.9
Investment income	—	0.2	—
Other income, net	6.1	169.4	24.8

Income before income tax expenses, equity in affiliated companies, and minority interests	1,196.4	1,930.3	282.7

Income tax expenses	(249.9)	(428.7)	(62.8)
Equity in earning (loss) of affiliated companies	0.9	(30.1)	(4.4)

Net income	947.4	1,471.5	215.5
Less: Net income attributable to non-controlling interests	(11.9)	(18.5)	(2.7)

Net income attributable to ordinary shareholders	935.5	1,453.0	212.8

Earnings per ordinary share
Basic	1.70	2.61	0.38
Diluted	1.70	2.60	0.38

Earnings per ADS
Basic	3.40	5.22	0.76
Diluted	3.40	5.20	0.76

Weighted average ordinary shares outstanding
Basic	550,000,000	556,575,353	556,575,353
Diluted	550,000,000	559,600,871	559,600,871

Weighted average ADS outstanding
Basic	275,000,000	278,287,677	278,287,677
Diluted	275,000,000	279,800,436	279,800,436

Reconciliation From Non-GAAP measures to GAAP measures
Non-GAAP Operation income	1,177.7	1,860.2	272.4
Share-based compensation cost	(20.8)	(125.8)	(18.4)
GAAP Operation income	1,156.9	1,734.4	254.0

Non-GAAP net income attributable to ordinary shareholders	956.3	1,578.8	231.2
Share-based compensation cost	(20.8)	(125.8)	(18.4)
GAAP net income attribute to ordinary shareholders	935.5	1,453.0	212.8

Non-GAAP diluted earnings per share	1.74	2.82	0.41
Share-based compensation cost per share	(0.04)	(0.22)	(0.03)

GAAP diluted earnings per share	1.70	2.60	0.38

Non-GAAP diluted earnings per ADS	3.48	5.64	0.82
Share-based compensation cost per ADS	(0.08)	(0.44)	(0.06)

GAAP diluted earnings per ADS	3.40	5.20	0.76